Exhibit 99.2

North Asia Investment Corp.
2009 PFIC Annual Information Statement

North Asia Investment Corp. (the “Company”) is considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The following information is provided to allow a shareholder to make or maintain an election under Section 1295 of the Internal Revenue Code to treat the Company as a Qualified Electing Fund (“QEF Election”) with respect to its common shares for U.S. federal income tax purposes.

The QEF Election is optional and can only be made by the shareholder. The Company is unable to make this election on behalf of the shareholder. Please note that this election may not be recognized for state income tax purposes in some states. The shareholder should consult with a qualified U.S. tax advisor regarding the application of the PFIC rules in the shareholder’s particular circumstances.

(1)           This PFIC Annual Information Statement applies to the tax period of the Company beginning on July 1, 2008 and ending on June 30, 2009.

(2)           The shareholder’s pro rata share of ordinary earnings and net capital gain of the Company for the Company’s taxable period specified in paragraph (1) may be calculated by multiplying the number of common shares owned by the shareholder on each day during the taxable period by the following per-share per-day amount and aggregating the results:

Per-Share Per-Day Amount (in USD)

Ordinary Earnings:	NONE
Net Capital Gain:	NONE

(3)           The amount of cash and fair market value of other property distributed or deemed distributed by the Company to the shareholder during the Company’s taxable period specified in paragraph (1) is as follows:

Cash:	None
Fair Market Value of Property:	None

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(4)           The Company will permit the shareholder to inspect and copy the Company’s permanent books of account, records, and such other documents as may be maintained by the Company that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in Section 1293(e) of the Internal Revenue Code, are computed in accordance with U.S. income tax principles, and to verify these amounts and the shareholder’s pro rata share thereof.

North Asia Investment Corp.

Date:	4-7-10	By:	/s/ Thomas Chan-Soo Kang

		Title:	CEO

Additional Information

The following additional information is supplied to enable the shareholder to complete IRS Form 8621:

Address of the PFIC:	Jongro Tower 18F
6 Jongro 2-GA, Jongro-Gu Seoul M% 111111
Korea
Taxpayer Identification Number:	N/A
Country of Incorporation:	Cayman Islands
Date of Incorporation:	December 6, 2007

In order to comply with U.S. Treasury Regulations governing tax practice (known as “Circular 230”), you are hereby advised that any tax advice provided herein was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (i) avoiding U.S. federal, state or local tax penalties, or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.